Exhibit 99.1

Hesai Group Reports Fourth Quarter and Full Year 2022 Unaudited Financial Results

Quarterly Net revenues were RMB409.2 million (US$59.3 million)1, an increase of 56.6% year-over-year

Quarterly LiDAR shipments were 47,5152 units, an increase of 739.2% year-over-year

Full Year 2022 Net revenues were RMB1,202.7 million (US$174.4 million), an increase of 66.9% year-over-year

Full Year 2022 LiDAR shipments were 80,462 units, an increase of 467.5% year-over-year

SHANGHAI, China--(GLOBE NEWSWIRE)--March 16, 2023-- Hesai Group (“Hesai,” “Hesai Technology” or the “Company”), (NASDAQ: HSAI), the global leader in three-dimensional light detection and ranging (LiDAR) solutions, today announced its unaudited financial results for the three months and full year ended December 31, 2022.

LiDAR Shipments

	Q4 2022	FY2022
ADAS LiDAR	43,351	61,918
Autonomous Mobility LiDAR	4,164	18,544
Total LiDAR	47,515	80,462

•	Q4 2022 Total LiDAR Shipments were 47,515 units representing an increase of 739.2% from 5,662 units in the corresponding period of 2021.

•	Q4 2022 ADAS LiDAR Shipments were 43,351 units compared with 87 units in the corresponding period of 2021.

•	Full Year 2022 Total LiDAR Shipments were 80,462 units representing an increase of 467.5% from 14,178 in 2021.

•	Full Year 2022 ADAS LiDAR Shipments were 61,918 units.

1 All translations from RMB to USD for the fourth quarter and the full year of 2022 were made at the exchange rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022 in the H.10 statistical release of the Federal Reserve Board.

2 Hesai started volume shipments of ADAS LiDAR in July 2022.

CEO and CFO Remarks

Yifan (David) Li, Hesai's Co-Founder and CEO, stated, “We are pleased to announce a stellar set of figures in our first earnings report as a public company. In the fourth quarter of 2022 we reached 100,000 cumulative LiDAR units delivered and recorded 66.9% year-over-year revenue growth for 2022. We also more than doubled our quarterly LiDAR shipment volume sequentially to 47,515 in the fourth quarter. In July 2022 we started volume shipment of our first ADAS LiDAR, the AT128, and shipped over 60,000 AT128s in the last six months of 2022 to Li Auto and other OEMs. In 2022 we won 10 ADAS OEM LiDAR nominations, including the largest EV maker in China, and separately the largest Chinese auto OEM. Our strong momentum continued in January 2023 when we added our 11th ADAS win signing Seres, a leading Chinese EV OEM. These OEM wins represent significant future potential orders for our LiDAR solutions.”

Louis T. Hsieh, Hesai’s Global CFO, added, “2022 was a breakout year for Hesai as we established global market LiDAR leadership in both ADAS and Autonomous Mobility (robotaxi and industrial robotics markets). We shipped a record 47,515 LiDARs units in the fourth quarter and over 80,000 for full year 2022. Net revenues exceeded US$59.3 million for the fourth quarter and over US$174.4 million for the year. Our LiDAR deliveries and net revenues for 2022 were higher than the cumulative LiDAR deliveries and revenues of all eight of our US publicly listed peers combined in 2022. In addition, we achieved 39.2% gross margin for full year 2022, the highest among our industry peers. Our superior financial performance demonstrated our clear market leadership in the rapidly growing ADAS and Autonomous Mobility LiDAR markets and we are confident in our growth momentum.”

Recent Developments

•	On February 13, 2023, the Company closed its initial public offering (the “IPO”) of 10.0 million American Depositary Shares (“ADSs”), each representing one Class B ordinary share of the Company, at an offering price of US$19.0 per ADS, for a total offering size of US$190.0 million. Subsequently, the underwriters of the IPO partially exercised their over-allotment option, purchasing an additional 125,118 ADSs at the IPO price. The closing of the partial exercise of the over-allotment option occurred on March 15, 2023. The gross proceeds from the partial exercise of the over-allotment option brings the total amount raised in the IPO to approximately US$192.4 million.

•	On November 8, 2022, Hesai officially unveiled the FT120, a fully solid-state blind spot LiDAR sensor with no moving parts inside, designed for ADAS series production vehicles. FT120 is expected to be volume-produced and delivered in the second half of 2023.

•	In the fourth quarter, Hesai’s new ADAS LiDAR product continued to win new customers, including the largest EV maker in China, the largest Chinese auto OEM, and Rox, an electric technology company. These were followed by a new deal with Didi's autonomous driving business. In January 2023, Hesai won another ADAS nomination, Seres, a leading EV OEM in China. Additionally, in February 2023, the Company secured a LiDAR design win for AT128 with Li Auto on its new battery electric vehicle platform.

Financial Highlights for the Fourth Quarter of 2022

Fourth Quarter Key Financial Results

(in RMB millions, except for per ordinary share data and percentage)

	Q4 2022	Q4 2021	% Change
Net revenues	409.2	261.3	56.6%
Gross margin	30.0%	52.4%
Loss from Operations	(140.1)	(84.9)	65.0%
Adjusted Loss from Operations (Non-GAAP)[3]	(115.0)	(54.2)	112.3%
Net Loss	(135.3)	(70.0)	93.2%
Adjusted Net Loss (Non-GAAP)[4]	(110.2)	(39.3)	180.4%
Net loss attributable to ordinary shareholders	(135.7)	(74.6)	81.8%
Net loss per Ordinary Share-Basic and Diluted	(1.18)	(0.71)	66.2%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (Non-GAAP)[5]	(0.96)	(0.38)	152.6%

•	Net revenues were RMB409.2 million (US$59.3 million) for the fourth quarter of 2022, representing an increase of 56.6% from the same period of 2021. Product revenues were RMB404.3 million (US$58.6 million) for the fourth quarter of 2022, representing an increase of 58.3% from RMB255.3 million (US$37.0 million) for the same period of 2021. The year-over-year increase was mainly attributable to increased revenue from ADAS LiDAR products as volume production of AT128 started in the third quarter of 2022. Service revenues were RMB4.9 million (US$0.7 million) for the fourth quarter of 2022, representing an increase of 44.7% from RMB3.4 million (US$0.5 million) for the same period of 2021. The year-over-year increase was mainly attributable to increased revenue from extended warranty service.

•	Cost of revenues was RMB286.3 million (US$41.5 million) for the fourth quarter of 2022, representing an increase of 130.4% from RMB124.3 million (US$18.0 million) for the same period of 2021. The year-over-year increase was due to increased shipments of LiDAR products.

•	Gross margin was 30.0% for the fourth quarter of 2022, compared with 52.4% for the same period of 2021. The decrease of gross margin percentage was mainly attributable to the increased shipments of lower-margin ADAS LiDAR products during the early ramp-up stage with lower in-house plant capacity utilization rate.

•	Sales and marketing expenses were RMB41.4 million (US$6.0 million) for the fourth quarter of 2022, representing an increase of 95.2% from RMB21.2 million (US$3.1 million) for the same period of 2021. The year-over-year increase was mainly due to increased payroll expenses as sales and marketing team expanded.

3 Adjusted Loss from Operations (Non-GAAP) represents loss from operations excluding share-based compensation expenses. Share-based compensation expenses were RMB25.1 million (US$3.6 million) for the fourth quarter of 2022, representing a decrease of 18.4% from RMB30.7 million (US$4.5 million) for the same period of 2021.

4 Adjusted Net Loss (Non-GAAP) represents net loss excluding share-based compensation expenses.

5 Adjusted Net Loss per Ordinary Share-Basic and Diluted (Non-GAAP) represents basic and diluted net loss per ordinary share excluding effects of share-based compensation and deemed dividend.

•	General and administrative expenses were RMB47.6 million (US$6.9 million) for the fourth quarter of 2022, representing a decrease of 7.6% from RMB51.5 million (US$7.5 million) for the same period of 2021. The year-over-year decrease was mainly due to decline of share-based compensation expenses.

•	Research and development expenses were RMB178.8 million (US$25.9 million) for the fourth quarter of 2022, representing an increase of 13.3% from RMB157.8 million (US$22.9 million) for the same period of 2021. The year-over-year increase was mainly due to increased payroll expenses attributable to higher R&D headcount.

•	Other operating income was RMB4.9 million (US$0.7 million) for the fourth quarter of 2022, representing a decrease of 43.3% from RMB8.6 million (US$1.2 million) for the same period of 2021. The year-over-year decrease was mainly due to lower government subsidy.

•	Loss from operations was RMB140.1 million (US$20.3 million) for the fourth quarter of 2022, representing an increase of 65.0% from RMB84.9 million (US$12.3 million) from the same period of 2021. Excluding share-based compensation expenses, adjusted loss from operations (Non-GAAP)[6] was RMB115.0 million (US$16.7 million) for the fourth quarter of 2022, compared with RMB54.2 million (US$7.9 million) for the same period of 2021.

•	Net loss was RMB135.3 million (US$19.6 million) for the fourth quarter of 2022, compared with RMB70.0 million (US$10.2 million) for the same period of 2021. Excluding share-based compensation expenses, adjusted net loss (Non-GAAP)[6] was RMB110.2 million (US$16.0 million) in the fourth quarter of 2022, compared with RMB39.3 million (US$5.7 million) for the same period of 2021.

•	Net loss attributable to ordinary shareholders of Hesai was RMB135.7 million (US$19.7 million) for the fourth quarter of 2022, compared with RMB74.6 million (US$10.8 million) for the same period of 2021. Excluding share-based compensation expenses and deemed dividend, adjusted net loss attributable to ordinary shareholders of Hesai (Non-GAAP)[6] was RMB110.2 million (US$16.0 million) for the fourth quarter of 2022, compared with RMB39.3 million (US$5.7 million) for the same period of 2021.

•	Basic and diluted net loss per ordinary share were both RMB1.18 (US$0.17) for the fourth quarter of 2022. Excluding share-based compensation expenses and deemed dividend, adjusted basic and diluted net loss per ordinary share (Non-GAAP)[6] were both RMB0.96 (US$0.14) for the fourth quarter of 2022.

•	Cash and cash equivalents and short-term investments were RMB1,859.1 million (US$269.6 million) as of December 31, 2022, compared with RMB2,792.1 million as of December 31, 2021 and RMB2,068.1 million (US$299.8 million) as of September 30, 2022.

6 See "Unaudited Reconciliation of GAAP and Non-GAAP Results" included in the accompanying tables of this release for further details.

Financial Highlights for the Full Year 2022

Full Year 2022 Key Financial Results

(in RMB millions, except for per ordinary share data and percentage)

	FY2022	FY2021	% Change
Net revenues	1,202.7	720.8	66.9%
Gross margin	39.2%	53.0%
Loss from Operations	(378.2)	(265.3)	42.6%
Adjusted Loss from Operations (Non-GAAP)[7]	(273.0)	(211.0)	29.4%
Net Loss	(300.8)	(244.8)	22.8%
Adjusted Net loss (Non-GAAP)	(195.5)	(190.5)	2.6%
Net loss attributable to Ordinary Shareholders	(747.2)	(2,456.2)	(69.6)%
Net loss per Ordinary Share-Basic and Diluted	(6.47)	(23.39)	(72.4)%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (Non-GAAP)	(1.70)	(1.81)	(6.1)%

•	Net revenues were RMB1,202.7 million (US$174.4 million) for 2022, representing an increase of 66.9% from RMB720.8 million (US$104.5 million) for the prior year. Product revenues were RMB1,151.9 million (US$167.0 million) for the full year of 2022, representing an increase of 63.2% from RMB705.7 million (US$102.3 million) for the prior year. The increase was mainly attributable to increased shipments of Autonomous Mobility and ADAS LiDAR products. Service revenues were RMB50.8 million (US$7.4 million) for the full year of 2022, representing an increase of 233.7% from RMB15.1 million (US$2.2 million) for the prior year. The increase was mainly attributable to completion of certain non-recurring engineering projects and increased revenue from extended warranty service.

•	Cost of revenues was RMB730.7 million (US$105.9 million) for the full year of 2022, representing an increase of 115.6% from RMB339.0 million (US$49.1 million) for the prior year.

•	Gross margin was 39.2% for the full year of 2022, compared with 53.0% for the prior year. The decrease of gross margin percentage was mainly attributable to the increased shipments of lower-margin ADAS LiDAR products during the early ramp-up stage with lower in-house plant capacity utilization rate.

•	Sales and marketing expenses were RMB104.8 million (US$15.2 million) for the full year of 2022, representing an increase of 51.4% from RMB69.3 million (US$10.0 million) for the prior year.

•	General and administrative expenses were RMB201.0 million (US$29.1 million) for the full year of 2022, representing a decrease of 15.1% from RMB236.7 million (US$34.3 million) for the prior year. The decrease was mainly due to one-off costs related to group reorganization incurred in 2021, offset by increased payroll expenses and loss from factory suspension in 2022.

7 Share-based compensation expenses were RMB 105.2 million(US$15.3 million) for the year ended December 31, 2022, representing an increase of 93.7% from RMB 54.3 million (US$7.9 million) for the year ended of December 31, 2021.

•	Research and development expenses were RMB555.2 million (US$80.5 million) for the full year of 2022, representing an increase of 50.7% from RMB368.4 million (US$53.4 million) for prior year. The increase was mainly due to increased payroll expenses and increased material and testing expenses incurred for new products.

•	Other operating income was RMB10.8 million (US$1.6 million) for the full year of 2022, representing a decrease of 60.4% from RMB27.3 million (US$4.0 million) for the prior year.

•	Loss from operations was RMB378.2 million (US$54.8 million) for the full year of 2022, compared with RMB265.3 million (US$38.5 million) for the prior year. Excluding share-based compensation expenses, adjusted loss from operations (Non-GAAP) was RMB273.0 million (US$39.6 million) in the full year of 2022, compared with RMB211.0 million (US$30.6 million) for the prior year.

•	Net loss was RMB300.8 million (US$43.6 million) for the full year of 2022, compared with RMB244.8 million (US$35.5 million) for the prior year. Excluding share-based compensation expenses, adjusted net loss (Non-GAAP) was RMB195.5 million (US$28.4 million) in the full year of 2022, compared with RMB190.5 million (US$27.6 million) for the prior year.

•	Net loss attributable to ordinary shareholders of Hesai was RMB747.2 million (US$108.3 million) for the full year of 2022, compared with RMB2,456.2 million (US$356.1 million) for the prior year. Excluding share-based compensation expenses and deemed dividend, adjusted net loss attributable to ordinary shareholders of Hesai (Non-GAAP) was RMB195.5 million (US$28.4 million) for the full year of 2022, compared with RMB190.5 million (US$27.6 million) for the prior year.

•	Basic and diluted net loss per ordinary share were both RMB6.47 (US$0.94) for the full year of 2022. Excluding share-based compensation expenses and deemed dividend, adjusted basic and diluted net loss per ordinary share (Non-GAAP) were both RMB1.70 (US$0.25) for the full year of 2022.

•	Balance of cash and cash equivalents and short-term investments was RMB1,859.1 million (US$269.6 million) as of December 31, 2022. In addition, on February 13, 2023, Hesai completed a US$190 million IPO with net proceeds of approximately US$177 million. On March 15, 2023, Hesai received approximately US$2.1 million in net proceeds from the IPO underwriters' partial exercise of their over-allotment option.

Business Outlook

For the first quarter of 2023, the Company expects Net revenues to be between RMB390 million (US$56.5 million) and RMB410 million (US$59.4 million), representing a year-over-year increase of approximately 57.0% to 65.0%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on March 15, 2023 (9:00 AM Beijing/Hong Kong time on March 16, 2023.)

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title: Hesai Group Fourth Quarter and Full Year 2022 Earnings Conference Call Pre-registration link: https://s1.c-conf.com/diamondpass/10029395-hau534.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until March 23, 2023, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
China Mainland:	400-120-9216
Replay PIN:	10029395

About Hesai

Hesai Technology is the global leader in three-dimensional light detection and ranging (LiDAR) solutions. The Company’s LiDAR products enable a broad spectrum of applications across passenger and commercial vehicles with advanced driver assistance systems (ADAS) and autonomous vehicle fleets (autonomous mobility). Hesai's technology also empowers robotics applications such as last-mile delivery robots and logistics robots in restricted areas. As of December 31, 2022, Hesai has shipped over 100,000 LiDAR units in total. The Company’s commercially validated solutions are backed by superior research and development capabilities across optics, mechanics, electronics, and software. Hesai integrates LiDAR designs with an in-house manufacturing process, facilitating rapid product development while ensuring high performance, consistent quality and affordability. Hesai has established strong relationships with leading automotive OEMs, autonomous vehicle, and robotics companies worldwide, covering over 90 cities in 40 countries as of December 31, 2022.

Use of Non-GAAP Financial Measures

To supplement Hesai's consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as Non-GAAP financial measures by the SEC: loss from operation excluding share-based compensation expenses, net loss excluding share-based compensation expenses, net loss attributable to ordinary shareholders excluding share-based compensation and deemed dividend, and per ordinary share net loss attributable to ordinary shareholders excluding share-based compensation and deemed dividend. The presentation of these Non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these Non-GAAP financial measures, please see the tables captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this release.

Hesai believes that these Non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and deemed dividend that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These Non-GAAP financial measures also facilitate management's internal comparisons to Hesai's historical performance and liquidity. Hesai believes these Non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these Non-GAAP measures is that they exclude share-based compensation expenses and deemed dividend that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each Non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS, autonomous mobility and robotics industries; the market for and adoption of LiDAR and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirement; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Hesai Group

Investor Relations

Email: ir@hesaitech.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

Email: hesai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: hesai@tpg-ir.com

Source: Hesai Group

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data and otherwise noted)

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	449,352	913,277	132,413
Short-term investments	2,342,743	945,866	137,138
Accounts receivable	85,821	485,044	70,325
Contract assets	146,537	12,600	1,827
Amounts due from related parties	3,543	5,021	728
Inventories	376,244	646,852	93,785
Prepayments and other current assets	89,119	128,920	18,691
Total current assets	3,493,359	3,137,580	454,907
Non-current assets:
Property and equipment, net	321,627	504,953	73,211
Long-term investments	1,902	31,856	4,619
Intangible assets, net	19,553	20,600	2,987
Land-use rights, net	42,470	41,606	6,032
Goodwill	3,499	3,823	554
Right-of-use assets	-	44,349	6,430
Other non-current assets	69,959	57,098	8,278
Total non-current assets	459,010	704,285	102,111
TOTAL ASSETS	3,952,369	3,841,865	557,018
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	77,271	209,150	30,324
Contract liabilities	122,603	44,513	6,454
Amounts due to related parties	307,498	334,283	48,466
Accrued warranty liability	13,932	17,694	2,565
Accrued expenses and other current liabilities	370,854	356,502	51,689
Total current liabilities	892,158	962,142	139,498
Non-current liabilities
Long-term borrowings	-	18,472	2,678
Deferred tax liabilities	466	439	64
Lease liabilities	-	10,139	1,470
Other non-current liabilities	9,924	8,940	1,296
Total non-current liabilities	10,390	37,990	5,508
TOTAL LIABILITIES	902,548	1,000,132	145,006
Mezzanine equity:
Redeemable shares	5,540,491	5,986,910	868,020

Shareholders’ Deficit
Class A Ordinary shares	19	19	3
Class B Ordinary shares	20	20	3
Additional paid-in capital	-	-	-
Subscription receivables	(310,227)	(310,227)	(44,979)
Accumulated other comprehensive income (loss)	8,465	(3,608)	(523)
Accumulated deficit	(2,188,947)	(2,831,381)	(410,512)
TOTAL SHAREHOLDERS’ DEFICIT	(2,490,670)	(3,145,177)	(456,008)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	3,952,369	3,841,865	557,018

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended December 31,
	2021	2022
	RMB	RMB	US$
Net revenues	261,326	409,185	59,326
Cost of revenues	(124,301)	(286,344)	(41,516)
Gross profit	137,025	122,841	17,810
Operating expenses:
Sales and marketing expenses	(21,194)	(41,362)	(5,997)
General and administrative expenses	(51,529)	(47,627)	(6,905)
Research and development expenses	(157,808)	(178,817)	(25,926)
Other operating income, net	8,592	4,869	706
Total operating expenses	(221,939)	(262,937)	(38,122)
Loss from operations	(84,914)	(140,096)	(20,312)
Interest income	18,381	9,450	1,370
Foreign exchange (loss) gain, net	(3,470)	(4,572)	(663)
Other loss, net	(28)	(90)	(13)
Net loss before income tax	(70,031)	(135,308)	(19,618)
Income tax benefit	2	22	3
Net loss	(70,029)	(135,286)	(19,615)
Deemed dividend	(4,599)	(398)	(58)
Net loss attributable to ordinary shareholders of the Company	(74,628)	(135,684)	(19,673)
Net loss per share:
Basic and diluted	(0.71)	(1.18)	(0.17)
Weighted average ordinary shares used in calculating net loss per share:
Basic and diluted	104,987,478	115,534,593	115,534,593
Net loss	(70,029)	(135,286)	(19,615)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(7,308)	2,690	390
Comprehensive loss, net of tax of nil	(77,337)	(132,596)	(19,225)

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except share and per share data and otherwise noted)

	Year ended December 31,
	2021	2022
	RMB	RMB	US$
Net revenues	720,768	1,202,670	174,371
Cost of revenues	(338,972)	(730,683)	(105,939)
Gross profit	381,796	471,987	68,432
Operating expenses:
Sales and marketing expenses	(69,266)	(104,835)	(15,200)
General and administrative expenses	(236,713)	(201,007)	(29,143)
Research and development expenses	(368,435)	(555,179)	(80,493)
Other operating income, net	27,333	10,817	1,568
Total operating expenses	(647,081)	(850,204)	(123,268)
Loss from operations	(265,285)	(378,217)	(54,836)
Interest income	32,584	58,734	8,516
Foreign exchange (loss) gain, net	(13,275)	20,858	3,024
Other income (loss), net	34	(2,206)	(320)
Net loss before income tax	(245,942)	(300,831)	(43,616)
Income tax benefit	1,115	66	10
Net loss	(244,827)	(300,765)	(43,606)
Deemed dividend	(2,211,330)	(446,420)	(64,725)
Net loss attributable to ordinary shareholders of the Company	(2,456,157)	(747,185)	(108,331)
Net loss per share:
Basic and diluted	(23.39)	(6.47)	(0.94)
Weighted average ordinary shares used in calculating net loss per share:
Basic and diluted	104,987,478	115,534,593	115,534,593
Net loss	(244,827)	(300,765)	(43,606)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	9,083	(12,073)	(1,750)
Comprehensive loss, net of tax of nil	(235,744)	(312,838)	(45,356)

HESAI GROUP

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended December 31,			For the year ended December 31
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(84,914)	(140,096)	(20,312)	(265,285)	(378,217)	(54,836)
Add: Share-based compensation expenses	30,725	25,079	3,636	54,283	105,219	15,255
Adjusted loss from operations	(54,189)	(115,017)	(16,676)	(211,002)	(272,998)	(39,581)

Net loss	(70,029)	(135,286)	(19,615)	(244,827)	(300,765)	(43,606)
Add: Share-based compensation expenses	30,725	25,079	3,636	54,283	105,219	15,255
Adjusted net loss	(39,304)	(110,207)	(15,979)	(190,544)	(195,546)	(28,351)

Net loss attributable to ordinary shareholders of the Company	(74,628)	(135,684)	(19,673)	(2,456,157)	(747,185)	(108,331)
Add: Share-based compensation expenses	30,725	25,079	3,636	54,283	105,219	15,255
Add: Deemed dividend	4,599	398	58	2,211,330	446,420	64,725
Adjusted net loss attributable to ordinary shareholders of the Company	(39,304)	(110,207)	(15,979)	(190,544)	(195,546)	(28,351)

Loss per share: Basic and diluted	(0.71)	(1.18)	(0.17)	(23.39)	(6.47)	(0.94)
Add: Share-based compensation expenses	0.29	0.22	0.03	0.52	0.91	0.13
Add: Deemed dividend	0.04	-	-	21.06	3.86	0.56
Adjusted net loss per share attributable to ordinary shareholders of the Company	(0.38)	(0.96)	(0.14)	(1.81)	(1.70)	(0.25)